                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment _____)*

                              Copano Energy, L.L.C.
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                                (Name of Issuer)

                                  Common Units
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                         (Title of Class of Securities)

                                    217202100
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (the "Act") or otherwise  subject to the liabilities of that section of the
Act, but shall be subject to all other  provisions of the Act (however,  see the
Notes).

----------------------------
CUSIP No.  217202100       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Capital Advisors, L.L.C. (22-3875939)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
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    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,155,352 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,155,352 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,155,352 (see Item 4)
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions) [   ]
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.6%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA
---------- ---------------------------------------------------------------------

Item 1(a) Name of Issuer:

     Copano Energy, L.L.C.

Item 1(b) Address of Issuer's Principal Executive Offices:

     2727 Allen Parkway, Suite 1200; Houston TX 77019

Item 2(a) Name of Persons Filing:

     This 13G is being filed by Tortoise  Capital  Advisors,  L.L.C., a Delaware limited liability company ("TCA").

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The principal  business address is 10801 Mastin Blvd.,  Suite 222, Overland
Park, Kansas 66210.

Item 2(c) Citizenship:

     TCA is a Delaware limited liability company.

Item 2(d) Title of Class of Securities:

     Common Units

Item 2(e) CUSIP Number:

     217202100

Item 3 The Reporting Person is:

     TCA is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 4 Ownership:

     TCA  acts  as  an  investment  advisor  to  certain  closed-end  investment companies registered under the Investment Company Act of 1940. TCA, by virtue of
investment  advisory  agreements  with  these  investment  companies,   has  all
investment and voting power over securities  owned of record by these investment companies.  However,  despite their delegation of investment and voting power to
TCA, these investment  companies may be deemed to be the beneficial owners under
Rule 13d-3 of the Act, of the  securities  they own of record  because they have the right to acquire  investment  and voting power through  termination of their investment  advisory  agreement  with TCA. Thus, TCA has reported that it shares voting power and dispositive  power over the securities owned of record by these investment  companies.  TCA may be deemed the beneficial owner of the securities covered by this  statement  under Rule 13d-3 of the Act. None of the  securities listed  below  are  owned of record by TCA,  and TCA  disclaims  any  beneficial interest in such shares.

     (a) Amount beneficially owned: 1,155,352

     (b) Percent of class: 8.6%

     (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or direct the vote: 1,155,352

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared  power  to  dispose  or to  direct  the  disposition  of:
                1,155,352

Item 5 Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     The  investment  companies  discussed  in Item 4 above  have  the  right to receive all dividends  from,  and the proceeds from the sale of, the  securities held in their respective accounts.  The interest of any one such person does not exceed 5% of the class of securities.

Item 7 Identification  and  Classification  of the Subsidiary Which Acquired the
       Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8 Identification and Classification of Members of the Group:

     Not Applicable

Item 9 Notice of Dissolution of Group:

     Not Applicable

Item 10 Certification:

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  February 2, 2006

                                       Tortoise Capital Advisors, L.L.C.

                                       By:     /s/ Terry Matlack
                                          --------------------------------------
                                       Title:  Managing Director